March 10, 2026

Kjelti Kellough, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Getty Images Holdings, Inc.
605 5th Ave S.
Suite 400
Seattle, Washington 98104

        Re: Getty Images Holdings, Inc.
            Schedule TO-I filed March 2, 2026
            File No. 005-93727
Dear Kjelti Kellough Esq.:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed March 2, 2026
Section 6. Conditions of the Exchange Offer, page 22

1. A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules
       Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.
           "there shall have been threatened or instituted any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or other person...;" and
           "there shall have been threatened, instituted or taken any action..."
 March 10, 2026
Page 2
Section 8. Information Concerning Getty Images; Financial Information, page 23

2. Where a filing person elects to incorporate by reference the information required by
       Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.
       See Instruction 6 to Item 10 of Schedule TO and Compliance and
Disclosure
       Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available
       Telephone Interpretations." Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure, as required by Exchange Act Rule 13e-4(e)(3).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Jon A. Hlafter, Esq.